June 3, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street NE
Washington, D.C. 20549

Attn:	Dale Welcome, Staff Accountant Jean Yu, Staff Accountant

Re:	Hillman Solutions Corp. Form 10-K for the Fiscal Year Ended December 25, 2021 Filed March 16, 2022 File No. 001-39609

Ladies and Gentlemen:

Hillman Solutions Corp. (the “Company”), hereby acknowledges receipt of the comment letter, dated May 26, 2022, from the staff of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Year Ended December 25, 2021 (the “Form 10-K) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 25, 2021

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 25, 2021 vs December 26, 2020

Net Sales, page 25
1. Please be advised should your income statements present material changes from period to period in net sales or revenues, you are required to describe (i.e. quantify) the extent the changes are attributed to changes in volume sold versus changes in prices. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings with the Commission, to the extent the Company’s income statement presents material changes from period to period in its net sales, it will quantify the extent the changes are attributed to changes in volume sold versus changes in prices.

Critical Accounting Policies and Estimates

Inventory Realization, page 39
2. You disclose that inventories are “valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method.” Under ASC 330-10-30-12, standard costs are acceptable if adjusted at reasonable intervals to reflect current conditions so that at the balance sheet date standard costs reasonably approximate costs computed under one of the recognized bases. In future filings, please revise your disclosure here and on page 51 to state which of the recognized bases you use. Please also refer to ASC 330-10-30-9 for guidance.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the standard costs used in its inventory valuations are evaluated and adjusted at least annually to reflect current conditions. The Company will enhance its discussion of inventory realization and significant accounting policies in future applicable filings with the Commission to include the periodic revision of standard costs and to disclose that standard costs approximate the first-in-first-out “FIFO” basis described in ASC 330-10-30-9.

Using the Form 10-K as an example, these enhancements would appear in future applicable filings as the following disclosure in addition to the currently disclosed discussion of inventory realization and significant accounting policies:

Inventory Realization, page 39:

Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method, which approximates the first-in-first-out “FIFO” method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our excess and obsolete inventory reserve. However, if our estimates regarding excess and obsolete inventory are inaccurate, we may be exposed to losses or gains that could be material. A difference of 5% in actual excess and obsolete inventory reserved for at December 25, 2021, would have affected net earnings by approximately $2.0 million in fiscal 2021.

Summary of Significant Accounting Policies, page 51:

Inventories:

Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method, which approximates the first-in-first-out “FIFO” method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle.

If you have any questions or additional comments concerning the foregoing, please contact me at (513)-826-5062.

Sincerely,

/s/ Robert O. Kraft
Robert O. Kraft
Chief Financial Officer
Hillman Solutions Corp.

cc:	Craig Marcus, Ropes & Gray LLP Timothy Machat, Ropes & Gray LLP
.